Mail Stop 3010

May 21, 2009

VIA USMAIL and FAX (713) 850-0498

Mr. Chad Braun
Executive Vice President, Chief Financial Officer, Treasurer and Secretary of AmREIT
Monthly Income & Growth Corporation, the General Partner
AmREIT Monthly Income & Growth Fund III, Ltd.
8 Greenway Plaza, Suite 1000
Houston Texas 77046

> **Re:** **AmREIT Monthly Income & Growth Fund III, Ltd.**
> **File No. 000-52619**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**

Dear Mr. Chad Braun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 2. Description of Properties, page 13

1. Please tell us the estimated cost of completion for each redevelopment project and the expense you have incurred as of December 31, 2008 for each such project. Please confirm that you will include comparable information in your future reports.

2.   We refer to the lease expiration table on page 17 and the introductory language indicating that the table should reflect lease expirations for the next ten years. The table, however, only includes lease expirations for the next seven years. In your response letter, please provide us with an expanded table that reflects lease expirations for each of the next ten years. In addition, please include the lease expiration data for the properties held by your non-consolidated joint ventures as these properties appear to be material to your results of operations. Confirm that you will provide comparable disclosure in your future filings.

Item 5.   Market for Common Equity, Related Stockholder Mattes, and Small Business Issuer Purchases of Equity Securities, page 18

3.   We note that all distributions paid through December 31, 2008 constitute a return of capital for tax purposes. Please tell us the source of funds for the distribution payments and explain why the distributions constituted a return of capital. Confirm that you will disclose in future filings all sources of cash used to pay distributions.

4.   Please tell us your experience with redemption requests for the year ended December 31, 2008 and the most recent fiscal quarter. Indicate the amount of redemption requests received, the amount paid, and the source of funds used to pay redemption requests. Confirm that you will provide comparable disclosure in your future filings.

Item 6. Management's Discussion and Analysis and Plan of Operation, page 20

5.   Please tell us whether your management uses FFO as a metric to assess your financial condition and performance. If so, please tell us what consideration you gave to including a discussion of FFO in your MD&A section.

6.   Please expand your discussion of how the current economic environment has affected the real estate market and, in particular, your plans to liquidate the fund in 2012. Provide this disclosure in future filings and tell us how you plan to comply.

Liquidity and Capital Resources, page 28

7.   You state that you expect to meet your short-term liquidity requirements through net cash provided by operations. Please expand your discussion particularly given that you have $3 million in contractual obligations due in 2009 and you reported $971,000 in cash from operating activities during 2008. Please discuss the action you have taken, or propose to take, including the expected alternative source of funds, to remedy this situation.

8. We note your discussion of "Income before the effect of depreciation and amortization and of loss from non-consolidated affiliates" appears to be a non-GAAP measure. Please advise us how your presentation complies with Item 10(e) of Regulation S-K.

Financial Statements and Notes

Report on Independent Registered Public Accounting Firm, page F-2

9. We note that your audit opinion does not appear to cover Schedule III – Consolidated Real Estate Owned and Accumulated Depreciation. Please tell us how you have complied with Rule 5-04 of Regulation S-X.

Consolidated Statements of Operations, page F-4

10. We note that you do not include disclosure of your net loss on a per unit basis. Please tell us how your presentation complies with SAB Topic 4F.

Note 4 – Investments in Non-Consolidated Entities, page F-13

11. Please describe and include in future filings your policy for reviewing investments in non-consolidated entities for impairment under paragraph 19(h) of APB 18.

Note 8 – Partners' Capital and Minority Interest

Limited Optional Redemption, page F-16

12. We note that your limited partners may present their units for redemption and at that time you may, at your sole election and subject to certain conditions and limitations, redeem the Units for cash. Please tell us how EITF Topic D-98 supports your presentation of these Units in permanent equity. Explain how you determined whether the conditions for redemption are solely within your control. In addition, tell us what would happen in the event that you reject a redemption request and whether your rejection of redemption requests would have an accounting consequence and why.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant